

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2013

<u>Via E-Mail</u>
Mr. Daniel Masters
President and Chief Executive Officer
MedBook World, Inc.
1150 Silverado, Suite 204
La Jolla, California 92037

Re: MedBook World, Inc.
Item 4.01 Form 8-K
Filed October 30, 2013
File No.   000-53850

Dear Mr. Masters:

We have reviewed your filing and have the following comments.

Please respond to this letter within five business days by providing the requested information and amending your filing or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

1. Please clarify whether you had disagreements with your former independent accountant during the interim period subsequent to September 30, 2012 by amending your filing to state explicitly whether during your two most recent fiscal years ended September 30, 2012 and the subsequent interim period through October 15, 2013, the date of the dismissal if there were any disagreements with your former accountant on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure. Refer to Item 304(a)(1)(iv) of Regulation S-K.

2. Upon amending your filing, please include an updated Exhibit 16 letter from your former independent registered public accounting firm, Anton & Chia, LLP ("Anton & Chia"), as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants currently date their letter.

3. You disclose that Anton & Chia did not perform the required SAS 100 Quarterly reviews for the interim periods March 31, 2013 through June 30, 2013. Since your interim

financial statements included in the Forms 10-Q for the fiscal quarters ended March 31, 2013 and June 30, 2013 were apparently filed without a review by a formally engaged independent registered public accounting firm as required by Rule 8-03 of Regulation S-X, please amend your quarterly reports for the periods ended March 31, 2013 and June 30, 2013 to include the following disclosures:

- An explanatory note on the cover page and in the introduction to the notes to the financial statements explaining that an independent registered public accountant has not performed a review, in accordance with generally accepted audit standards of the Public Company Accounting Oversight Board (Unites States), of the included financial statements and accompanying notes; and
- Label the financial statement and the related footnote amounts as "unreviewed."

4. Please file an Item 4.02 Form 8-K to indicate that your previously issued and unreviewed financial statements in Forms 10-Q for the fiscal quarters ended March 31, 2013 and June 30, 2013 should not be relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Ibolya Ignat, Staff Accountant at (202) 551-3656.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief